Exhibit 1

News Release

RINKER HALF YEAR EARNINGS PER SHARE UP 54%

Interim dividend doubled

All figures are reported on an A-IFRS basis (1)

Rinker Group Limited (“Rinker”) today announced a net profit after tax (PAT) for the half year ended 30 September 2005 of US$366 million, up 52% on the previous corresponding period.

Earnings per share(2) (EPS) rose 54% to 39.2 US cents. Earnings per ADR(2) were US$1.96, also up 54%.

Other highlights:

•                  Trading revenue rose 20% to US$2,550 million

•                  Earnings before interest, tax, depreciation and amortisation (EBITDA)(3) was up 40% to US$670 million on improved profits from all business segments

•                  Profit before finance and income tax expense (EBIT)(3) was US$567 million, up 48%. Operational EBIT, which excludes the US$31 million EBIT gain from the sale of the Buffalo Road quarry in Las Vegas in April, rose 40% to US$536 million.

•                  Group EBITDA margins improved further to 26.3%, from 22.4%

•                  Free cash flow(4) was US$327 million, up 50%

•                  Return on equity (ROE)(5) was 23.8%, up from 18.0%

•                  Return on funds employed (ROFE)(6) was 33.3%, up from 23.1%.

The improved result was due mainly to volume and price gains across almost all businesses – particularly in Florida and Arizona - together with US$23 million in operational improvement savings. These gains more than offset cost increases in fuel, power and raw materials.

Directors doubled the interim dividend to 14 Australian cents per ordinary share. The ADR dividend is 70 Australian cents. The dividend is 60% franked and payable on 12 December. Record date is 25 November. The unfranked portion of the dividend will be paid from Rinker’s foreign dividend account – generally enabling the dividend to be free of Australian withholding tax in the hands of overseas shareholders.

“This increase in dividend aligns with our move towards an annual dividend payout ratio of around 35% of net profit,” said Rinker Chief Executive Officer David Clarke. “It also reflects our confidence in the strength of our market positions and the long term performance of the group.”

Overall, he said the result was strong and the ongoing consistency in the performance of Rinker’s operations was pleasing.

“Earnings per share have grown 29.2% per annum compound over the past five years, while sales and EBITDA have grown 15% and 20% per annum compound respectively. This result continues that growth.”

On capital management, Mr Clarke said Rinker continued with its on-market share buyback during the half year. Around A$304 million (US$230 million) has been invested so far this fiscal year (year end March 2006). Over 22 million shares, 2.3% of the share register, have been purchased, at an average price per share of A$13.82.

Rinker Group Limited ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067 PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

Capital expenditure during the first half was US$170 million, and further proposals for new plants totalling over US$250 million have also been announced. “In addition, we continue to seek and evaluate larger acquisitions where we can add significant value for our shareholders, “ said Mr Clarke.

Net debt(7)  was US$275 million, almost unchanged from 31 March 2005. All capital management ratios continue to be strong. EBIT interest cover(8)  was 55 times, net debt/EBITDA(9) was 0.24 times and leverage/gearing(10)  (net debt to net debt + equity) was 9.5%, from 9.9% at end March 2005.

Financial results summary for the half year ended 30 September 2005

Measure	HYES05			HYES04			Change
Trading revenue	US$	2,550	m	US$	2,133	m	20%
EBIT	US$	567	m	US$	383	m	48%
EBITDA	US$	670	m	US$	479	m	40%
PAT	US$	366	m	US$	240	m	52%
EPS	39.2 US		cents	25.5 US		cents	54%
Free cash flow	US$	327	m	US$	219	m	50%
Return on funds employed	33.3%			23.1%			10.2	pp
Return on equity	23.8%			18.0%			5.8	pp

Business results

Rinker Materials (US) Sales were US$1,975 million, up 20%. EBITDA was up 48% to US$564 million. EBIT rose 58% to US$487 million. All segments delivered higher revenue and profits, with strong price increases and higher volumes in all products except asphalt.

The Florida and Arizona operations again performed strongly, backed by ongoing solid growth in construction activity in those states. The two cement mills and most quarries in Florida were operating at or close to capacity during the period.

•                                          Aggregates EBITDA was up 27% to US$159 million. Average volumes rose 2%. Volumes in Florida were up 8%.

•                                          Concrete, block & asphalt EBITDA was US$205 million, up 86%. Concrete and block prices and volumes were up strongly, particularly in Florida. Strong price increases were recorded in all geographic regions.

•                                          Cement EBITDA was US$73 million, up 23%. Volumes rose 12% on strong demand in Florida and compared to the corresponding six months last year, when shipping shortages had restricted imports. Prices were up 16% compared with the previous corresponding period. Strong global cement demand continued to make import sourcing difficult and shipping costs remained elevated. Margins declined slightly due to the higher import costs.

•                                          Concrete pipe EBITDA was US$81 million, up 25%. Volumes rose 2%. Operational improvement cost savings and higher prices offset higher input costs, including fuel, power, steel and cement.

•                                          The Other segment EBITDA rose 119% to US$46 million, including the US$31 million EBIT contribution from the Las Vegas quarry sale.

Readymix (Australia) revenue rose 11% to A$756 million. EBITDA was A$146 million, up 1%, while EBIT was steady at A$112 million. Higher aggregate and concrete volumes, cost savings and price rises were largely offset by higher fuel and raw material costs, a lower contribution from the Cement Australia joint venture – due to the timing of scheduled maintenance shutdowns and one-off gains in the previous corresponding period.

Concrete prices were up 3% across Australia on average, while concrete pipe and products prices rose slightly.

Second quarter results

Net profit after tax for the quarter ended 30 September 2005 was US$185 million, up 44% on the previous corresponding quarter. EPS(2) rose 46% to 19.9 US cents. Earnings per ADR(2) were 99 US cents. Sales rose 22% to US$1,311 million, while EBITDA(3) rose 34% to US$335 million.

Rinker Materials revenue was US$1,019 million, up 23%, while EBITDA rose 42% to US$281 million. EBIT(3) was up 50% to US$241 million. Sales and profits improved in all segments, except Other businesses. Strong price increases were recorded in all products.

•                  Aggregate revenues rose 26% while EBITDA was up 30%. Volumes were up almost 7%.

•                  Cement revenues were up 39% and EBITDA was up 26%. Volumes were up strongly. Permits were received for Rinker Materials’ proposed new cement mill at Brooksville in north Florida.

•                  Concrete, block and asphalt revenues rose 38%, with EBITDA up 98%, helped mainly by higher volumes and prices.

•                  Concrete pipe revenues were up 11% and EBITDA up 14%. Operational improvement savings reduced production costs. Volumes were steady.

Readymix revenue was A$387 million, up 11%. EBITDA was down 3%, due to higher input costs and one-off gains last year. Concrete prices rose 3% and volumes were up slightly, as higher commercial and infrastructure activity offset lower housing activity.

Overview and Strategy

Rinker continued to benefit from its strong regional positions in the US, with solid demand continuing in the housing and infrastructure sectors, along with the recovery in non-residential construction.

The value of construction activity in Florida and Arizona has increased respectively, in real terms, by an average of 10% and 8% a year compound over the past 15 years. This compares with 3% across the US.

“Florida is particularly strong – made more attractive by its consistent employment growth, the absence of a state income tax and warm weather. The US Census Bureau forecasts that Florida, which has a current population of over 18 million, will gain more than 12.7 million new residents by 2030. That is 15% of the projected population growth in the US over that time, and will make Florida the third largest state,” said Mr Clarke.

“Nevada, Arizona and Florida are the three fastest growing states in the US. Together, they represent over 75% of our US revenue.

“We have been building on our positions in these states with small acquisitions and greenfields development – making sure we can service our customers as they move into newly-developing areas.”

Capital expenditure(4)  during the half year totalled US$170 million. Development capex, including acquisitions, was US$77 million. This included work on new concrete and block plants in the US, along with plant expansions and new trucks to help service customer needs. In Australia, we invested in three concrete plant upgrades, new concrete trucks, quarry reserves and around US$3 million in small acquisitions.

“In the US, the number of acquisitions within the heavy building materials industry remains low, but the industry’s history is traditionally very lumpy, and it is difficult to predict when they will occur,” said Mr Clarke.

“Rinker’s strong cash flows and financial position will allow us to invest in value-adding acquisitions as they arise. In the meantime, we are making low risk investments in new plant and equipment, adding coverage of new and growing regions which adjoin our existing markets.”

Outlook for the second half

Construction activity was expected to continue at high levels across the US and Australia. In both locations, residential activity is expected to be lower over the next 12 months, but offset by stronger non-residential and infrastructure construction.

In the US, homebuilders have solid customer order backlogs, particularly in Florida and Arizona. Nonresidential construction permits are higher as demand for new shops, schools, health facilities, etc follows the strong housing growth of the past few years.

In the infrastructure sector, the new US$287 billion SAFETEA-LU federal transportation program should ensure road construction remains at high levels out to 2009. This is helped by the improved fiscal position of most states across the US, which are investing in new transportation facilities and other infrastructure projects.

In Australia, the value of infrastructure construction activity has grown strongly and is now equivalent to residential construction. BIS Shrapnel’s latest forecast is for a 1.8% increase in total construction activity in the year to March 2006, with engineering up 9.8%, non-residential/commercial up 1.3% and residential down 6.0%.

Across the group, costs continue to rise sharply. Energy, freight and raw material costs have all increased significantly over the past 12 months and supply contracts for next calendar year are likely to be significantly higher than current agreements. Fuel costs are a significant concern and difficult to predict. Rinker remains a net buyer of cement, and further price rises have already been announced in the market. The challenge therefore remains to offset higher costs with savings and efficiency gains, and price increases.

“Our profit forecast for the Australian operations has not changed,” said Mr Clarke. “We continue to expect Readymix to perform in line with last year’s record profit.

“In the US, we are now reasonably confident of 1 January price increases in Florida. Accordingly, we are further upgrading our full year earnings guidance for Rinker Materials to an increase of around 35% in trading EBIT.

“Despite the January price increases, earnings growth in the second half, particularly the third quarter, will be slower than the first half of the year - due to the impact of Hurricane Wilma, the lack of an October 2005 price increase in Florida compared to the previous year and the various cost increases,” said Mr Clarke. “In addition, the second half last year showed extremely strong growth, so the comparison will be more muted.”

“Hurricane Wilma, which struck the US south-east in late October, caused over $3 million in direct damage to our operations. More importantly, it caused power blackouts that halted construction activity in southern Florida during late October and early November. The major rail systems were also inoperative for more than one week so aggregate supply out of Miami and downstream operations in north and central Florida were also impacted. The cost of these indirect impacts is difficult to quantify but we estimate it to be around US$15 million.

Mr Clarke said that despite these setbacks, demand remains strong across the US.

Rinker Group Limited is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products. Net profit after tax was over US$490 million for the fiscal year ended 31 March 2005. Market capitalization is around US$10 billion. The Rinker group has over 13,000 employees in over 760 sites across the US, Australia and China. Around 80% of group revenue and earnings come from Rinker Materials in the US.

This news release contains a number of forward-looking statements. Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission.

For further information, please contact Debra Stirling, Vice President Corporate Affairs & Investor Relations on

+ 61 419 476 546 or + 61 2 9412 6680.

9 November, 2005	RIN 06-06M

(1)                                  All quarterly results are unaudited.

Rinker is required to adopt Australian Equivalents to International Financial Reporting Standards (A-IFRS) with effect from the current year, the year ending 31 March 2006 (YEM06). Accordingly, Rinker’s accounting policies have now been amended to ensure consistency with A-IFRS and results shown for YEM06 have been prepared under those A-IFRS accounting policies. Previous disclosures concerning the impact of A-IFRS included at Note 39 on page 39 of Rinker’s Full Financial Report for the year ended 31 March 2005 and disclosures included in the quarterly business update at 30 June 2005 presented Rinker’s best estimate of the impact of A-IFRS at those dates but were preliminary in nature.

In addition, results shown for the year ended 31 March 2005 have now been fully restated to be comparable to current year. Results shown for the year ended 31 March 2004 and prior years have been restated on a pro forma basis for significant items, primarily the cessation of goodwill amortisation.

The principal impact of A-IFRS on reported results is the reduction in goodwill amortisation expense to zero. Prior to the adoption of A-IFRS Rinker’s goodwill amortisation expense during the year ended 31 March 2005 was US$56.3 million. Additional information is included in footnote 2 of Rinker’s Half Year Report for the six months ended 30 September 2005.

Rinker’s US and Australian subsidiaries each generate virtually all revenue and incur all costs in their local currency. As a result, directors believe their performance is best measured in their local currency. At the group level, Rinker Materials represents around 80% of earnings. As a result, US$ performance represents the most appropriate measure of Rinker’s performance and value. Under A-IFRS, Rinker’s selected reporting currency will be US$, although Readymix results will continue to be disclosed in both US$ and A$.

Rinker’s first audited financial report prepared under A-IFRS will be the annual report for the year ended 31 March 2006.

2                 Reconciliation of Earnings per share for the half year ended 30 September 2005

Earnings per share represents Net profit attributable to members of Rinker Group Limited divided by weighted average number of shares outstanding.

	Information under A-IFRS
	US$ million
Half year ended 30 September	2005	2004
Net profit attributable to members of Rinker Group Limited	365.5	240.4
Weighted average number of shares outstanding (million)	933.6	943.0
Earnings per share (cents)	39.2	25.5
Earnings per ADR (ADR = 5 ord shares) (cents)	195.8	127.5

Reconciliation of Earnings per share for the quarter ended 30 September 2005

Earnings per share represents Net profit attributable to members of Rinker Group Limited divided by weighted average number of shares outstanding.

	Information under A-IFRS
	US$ million
Quarter ended 30 September	2005	2004

Net profit attributable to members of Rinker Group Limited	184.5	128.5
Weighted average number of shares outstanding (million)	929.2	941.5
Earnings per share (cents)	19.9	13.6
Earnings per ADR (1 ADR = 5 ord shares) (cents)	99.3	68.2

3                 Reconciliation of EBIT and EBITDA for the half year ended 30 September 2005

EBIT represents profit before finance and income tax expense.

EBITDA represents EBIT before Depreciation and Amortisation (DA).

	Information under A-IFRS
	6 months YTD
	US$ million
	Sept ‘05	Sept ‘04	Variance
	6 months	6 months	%
Segment Revenue
Aggregate	528	433	22%
Cement	233	181	29%
Concrete, block, asphalt	1,061	795	33%
Concrete pipe and products	293	255	15%
Other	179	225	(20)%
Eliminations	(319)	(238)	34%
Rinker Materials	1,975	1,651	20%
Readymix (US$)	575	482	19%
Readymix (A$)	756	682	11%
Consolidated Rinker group	2,550	2,133	20%

Segment EBIT
Aggregate	129.0	99.8	29%
Cement	66.0	52.8	25%
Concrete, block, asphalt	180.2	88.9	103%
Concrete pipe and products	68.3	52.2	31%
Other	43.5	14.5	199%
Rinker Materials	487.0	308.2	58%
Readymix (US$)	85.5	79.8	7%
Readymix (A$)	112.3	112.9	—
Corporate	(5.6)	(5.0)	(10)%
Consolidated Rinker group	566.9	383.0	48%

Segment DA
Aggregate	30.2	25.8	17%
Cement	7.2	6.6	9%
Concrete, block, asphalt	25.0	21.4	17%
Concrete pipe and products	12.3	12.5	(2)%
Other	2.7	6.6	(59)%
Rinker Materials	77.4	72.9	6%
Readymix (US$)	25.9	22.6	14%
Readymix (A$)	33.9	31.9	6%
Consolidated Rinker group	103.3	95.5	8%

Segment EBITDA
Aggregate	159.2	125.6	27%
Cement	73.2	59.4	23%
Concrete, block, asphalt	205.2	110.3	86%
Concrete pipe and products	80.6	64.7	25%
Other	46.2	21.1	119%
Rinker Materials	564.4	381.1	48%
Readymix (US$)	111.4	102.4	9%
Readymix (A$)	146.2	144.8	1%
Corporate	(5.6)	(5.0)	(10)%
Consolidated Rinker group	670.2	478.5	40%

Reconciliation of EBIT and EBITDA for the quarter ended 30 September 2005

EBIT represents profit before finance and income tax expense.

EBITDA represents EBIT before Depreciation and Amortisation (DA).

	Information under A-IFRS
	September Quarter
	US$ million
	Sept ‘05	Sept ‘04	Variance
	Qtr	Qtr	%

Segment Revenue
Aggregate	272	216	26%
Cement	122	88	39%
Concrete, block, asphalt	553	401	38%
Concrete pipe and products	148	133	11%
Other	90	107	(16)%
Eliminations	(166)	(116)	43%
Rinker Materials	1,019	829	23%
Readymix (US$)	292	246	19%
Readymix (A$)	387	349	11%
Consolidated Rinker group	1,311	1,075	22%

Segment EBIT
Aggregate	66.9	50.5	32%
Cement	34.3	26.9	27%
Concrete, block, asphalt	99.9	45.7	119%
Concrete pipe and products	34.1	29.1	17%
Other	6.0	8.5	(30)%
Rinker Materials	241.2	160.7	50%
Readymix (US$)	44.4	42.7	4%
Readymix (A$)	58.8	60.4	(3)%
Corporate	(3.2)	(2.8)	(14)%
Consolidated Rinker group	282.4	200.7	41%

Segment DA
Aggregate	15.4	13.0	18%
Cement	3.8	3.3	16%
Concrete, block, asphalt	12.7	11.1	15%
Concrete pipe and products	6.2	6.2	—
Other	1.4	3.3	(58)%
Rinker Materials	39.5	36.9	7%
Readymix (US$)	12.8	12.3	4%
Readymix (A$)	17.0	17.4	(3)%
Consolidated Rinker group	52.4	49.2	6%

Segment EBITDA
Aggregate	82.3	63.5	30%
Cement	38.1	30.2	26%
Concrete, block, asphalt	112.6	56.8	98%
Concrete pipe and products	40.4	35.3	14%
Other	7.4	11.8	(38)%
Rinker Materials	280.7	197.6	42%
Readymix (US$)	57.3	55.0	4%
Readymix (A$)	75.9	77.8	(3)%
Corporate	(3.2)	(2.8)	(14)%
Consolidated Rinker group	334.8	249.9	34%

4                 Reconciliation of Free cash flow

Free cash flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment, (2) interest paid and (3) payments for shares held in trust under long-term incentive plans.

	Information under A-IFRS
	US$million
Half year ended 30 September	2005	2004
Profit before finance and income tax expense	566.9	383.0
Depreciation and amortisation	103.3	95.5
Net income tax (paid)	(113.7)	(12.9)
Change in working capital	(74.1)	(105.5)
(Profit)/loss on asset sales	(34.2)	(0.1)
Interest received	12.9	7.6
Other	7.3	(36.4)
Net Cash from operating activities	468.4	331.2
Operating capital expenditure	(92.5)	(87.6)
Interest paid	(25.6)	(25.0)
Payments for shares held in trust	(22.9)	—
Free Cash Flow	327.4	218.6

Capital expenditure summary:
Operating capital expenditure	(92.5)	(87.6)
Development capital expenditure	(64.7)	(42.9)
Total purchase of property plant and equipment	(157.2)	(130.5)
Purchase of businesses	(12.7)	(20.5)
Total capital expenditure	(169.9)	(151.0)

Reconciliation of Free cash flow

Free cash flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment, (2) interest paid and (3) payments for shares held in trust under long-term incentive plans.

	Information under A-IFRS
	US$million
Quarter ended 30 September	2005	2004
Profit before finance and income tax expense	282.4	200.7
Depreciation and amortisation	52.4	49.2
Net income tax (paid)	(104.7)	(12.2)
Change in working capital	(14.0)	(21.8)
(Profit)/loss on asset sales	(2.0)	0.2
Interest received	4.9	2.2
Other	29.7	3.8
Net Cash from operating activities	248.6	222.2
Operating capital expenditure	(50.8)	(54.0)
Interest paid	(20.2)	(17.6)
Payments for shares held in trust	(22.9)	—
Free Cash Flow	154.8	150.7

Capital expenditure summary:
Operating capital expenditure	(50.8)	(54.0)
Development capital expenditure	(35.1)	(17.2)
Total purchase of property plant and equipment	(85.9)	(71.2)
Purchase of businesses	(1.2)	6.3
Total capital expenditure	(87.1)	(64.9)

5                 Reconciliation of Return on Equity (ROE)

Return on equity represents the previous 12 months’ Net profit attributable to members of Rinker Group Limited divided by equity attributable to members of Rinker Group Limited.

	Information under A-IFRS
	US$million
Year ended 30 September	2005	2004
Net profit attributable to members of Rinker Group Limited	618.3	411.8
Equity attributable to members of Rinker Group Limited	2,595.3	2,284.5
ROE	23.8%	18.0%

6                 Reconciliation of Return on Funds Employed (ROFE)

Return on funds employed represents previous 12 months’ EBIT divided by end of period funds employed.

Information under A-IFRS

US$million

		Funds			Funds
	EBIT	Employed	ROFE	EBIT	Employed	ROFE
Year ended 30 September	2005	2005	2005	2004	2004	2004
Aggregates	224.5	785.0	28.6%	171.9	774.3	22.2%
Cement	130.9	328.9	39.8%	105.0	318.2	33.0%
Concrete, block, asphalt	303.8	703.4	43.2%	157.5	620.1	25.4%
Concrete pipe and products	105.7	313.2	33.7%	73.8	339.2	21.7%
Other	53.5	41.1	n.a.	10.1	111.0	9.1%
Total Rinker Materials	818.4	2,171.6	37.7%	518.3	2,162.8	24.0%
Readymix (US$)	152.6	708.9	21.5%	138.8	624.1	22.2%
Readymix (A$)	199.1	933.6	21.3%	193.1	870.8	22.2%
Corporate	(12.0)	(2.7)	n.a.	(10.4)	10.2	n.a.
Consolidated Rinker group	959.0	2,877.8	33.3%	646.7	2,797.1	23.1%

7                 Reconciliation of Net debt

Net debt represents current and non-current borrowings less cash and cash equivalents.

	Information under A-IFRS
	US$million
	30 Sept	31 March
As at	2005	2005
Current borrowings	5.5	257.1
Non-current borrowings	610.0	610.9
Less: cash and cash equivalents	(340.8)	(588.2)
Net debt	274.7	279.8

8                 Reconciliation of EBIT Interest Cover

EBIT interest cover represents EBIT divided by net interest expense.

Net interest expense represents interest expense less interest income.

	Information under A-IFRS
	US$ million
	30 Sept	30 Sept
Year ended	2005	2004
Interest expense	43.3	49.7
Interest income	(26.0)	(17.8)
Net interest expense	17.3	31.9
EBIT (for last 12 months)	959.0	647.0
EBIT Interest Cover [times] (for last 12 months)	55.4	20.3

9                 Reconciliation of net debt to EBITDA

Net debt to EBITDA represents Net debt divided by EBITDA.

	Information under A-IFRS
	US$ million
	30 Sept	30 Sept
As at	2005	2004
Net debt	274.7	501.8
EBITDA (for last 12 months)	1,161.8	833.3
Net debt to EBITDA [times] (for last 12 months)	0.24	0.60

10          Reconciliation of gearing/leverage

Gearing/leverage represents (a) net debt divided by equity and (b) net debt divided by net debt plus equity.

	Information under A-IFRS
	US$ million
	30 Sept	31 March
As at	2005	2005
Net debt	274.7	279.8
Equity	2,602.5	2,551.1
Gearing/leverage (net debt/equity)	10.6%	11.0%
Gearing/leverage (net debt/net debt plus equity)	9.5%	9.9%